Exhibit 99.174

DeFi Technologies Launches Valour Polkadot and Cardano ETPs on the Frankfurt Stock Exchange

•	Trading of two new exchange traded products (ETPs) - Valour Polkadot (DOT) EUR and Valour Cardano (ADA) EUR - begins today, February 14, 2022.

•	The ETPs will enable retail and institutional investors to gain exposure to the DOT and ADA tokens simply and securely via their bank or broker.

TORONTO, Feb. 14, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies'') (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralised finance, announced today that Valour Inc. ("Valour"), its wholly owned subsidiary and a pioneer in digital asset ETPs, received approval to begin trading Valour Polkadot (DOT) EUR and Valour Cardano (ADA) EUR on the Boerse Frankfurt Zertifikate AG (''Frankfurt Stock Exchange"). Trading of Valour Polkadot (DOT) EUR and Valour Cardano (ADA) EUR begins today, February 14, 2022.

The new ETPs will enable both retail and institutional investors to gain exposure to the native tokens of the Polkadot and Cardano networks as easily as buying shares from their bank or broker.

"We are expanding our product offerings in the large German market through these listings on Boerse Frankfurt. In Scandinavia, where Valour Polkadot and Cardano are already listed, we have seen a big interest in these crypto assets. We look forward to empowering more investors throughout Europe to have access to leading industry ETPs", says Tommy Fransson, CEO of Valour.

The Valour Polkadot (DOT) EUR ETP (ISIN CH1114178812) precisely tracks the price of DOT, the native token of the Polkadot protocol. The Polkadot network, after years of development, has advanced in bringing Ethereum Virtual Machine (EVM compatibility) to its parachain network by onboarding Moonbeam GLMR. Valour's Polkadot ETP makes investment in this leading decentralised platform simple, secure, and cost-effective. DOT is currently among the top fifteen cryptocurrencies in the world by market capitalization, at USD$21.65 billion as of Feb 10, 2022.

The Valour Cardano (ADA) EUR ETP (ISIN CH1114178820) tracks the performance of the native token of Cardano, the governance token of the world's largest decentralised exchange. Valour's Cardano ETP makes investment in this leading decentralised finance (DeFi) platform cost-effective, easier and more secure. DOT is currently among the top ten cryptocurrencies in the world by market capitalization, at USD$40.18 billion as of Feb 10, 2022.

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across four European exchanges. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT) and Solana (SOL) ETPs, as well as Valour's flagship Bitcoin Zero and Valour Ethereum Zero products, the first fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors still charging up to 2.5% in management fees.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the approval of Metaverse Index ETP by SFSA; the metaverse and potential market size; the growth of AUM; expansion of DeFi Technologies and Valour into other markets and geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs, including the Metaverse Index ETP, by stock exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi, the metaverse and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 14-FEB-22